UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   CORBY, FRANCIS M., JR.
   3600 S. Lake Drive
   St. Francis, WI  53235
   US
2. Issuer Name and Ticker or Trading Symbol
   HARNISCHFEGER INDUSTRIES, INC.
   HPH
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   NOVEMBER, 1996
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Executive Vice President for Finance and Administration
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
COMMON STOCK               |11/25/|M   | |6,500             |A  |$19.25     |                   |      |                           |
                           |96    |    | |                  |   |           |                   |      |                           |
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COMMON STOCK               |11/25/|S   | |6,500             |D  |$45.00     |                   |      |                           |
                           |96    |    | |                  |   |           |                   |      |                           |
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COMMON STOCK               |--    |--  |-|--                |-- |--         |3,500              |I     |(1)                        |
                           |      |    |-|                  |   |           |                   |      |                           |
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COMMON STOCK               |--    |--  |-|--                |-- |--         |44                 |I     |(2)                        |
                           |      |    |-|                  |   |           |                   |      |                           |
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COMMON STOCK               |7/9/96|A   |V|369(3)            |A  |$25.031    |                   |      |                           |
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COMMON STOCK               |10/9/9|A   |V|331(3)            |A  |$27.938    |92,996             |I     |(3)                        |
                           |6     |    | |                  |   |           |                   |      |                           |
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COMMON STOCK               |(4)   |J(4)|V|4(4)              |A  |(4)        |909                |I     |(4)                        |
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COMMON STOCK               |7/9/96|A   |V|121(5)            |A  |$33.375    |                   |      |                           |
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COMMON STOCK               |10/9/9|A   |V|109(5)            |A  |$37.250    |40,752             |I     |(5)                        |
                           |6     |    | |                  |   |           |                   |      |                           |
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COMMON STOCK               |4/8/96|A   |V|95,571(6)         |A  |           |101,071            |D     |--                         |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Empl. Stock Options (R|31.25   |--   |--  |-|-- --      |A,D|4/9/9|10/9/|Common Stock|21,000 |--     |21,000      |D  |--          |
ights to Buy)(7)      |        |     |    |-|           |   |6-99 |05   |            |       |       |            |   |            |
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Empl. Stock Options (R|26.50   |--   |--  |-|-- --      |A,D|4/3/9|10/3/|Common Stock|15,000 |--     |15,000      |D  |--          |
ights to Buy)(7)      |        |     |    |-|           |   |5-98 |04   |            |       |       |            |   |            |
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Empl. Stock Options (R|19.63   |--   |--  |-|-- --      |A,D|4/4/9|10/4/|Common Stock|15,000 |--     |15,000      |D  |--          |
ights to Buy)(7)      |        |     |    |-|           |   |4-97 |03   |            |       |       |            |   |            |
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Empl. Stock Options (R|17.25   |--   |--  |-|-- --      |A,D|4/5/9|10/5/|Common Stock|15,000 |--     |15,000      |D  |--          |
ights to Buy)(7)      |        |     |    |-|           |   |3-96 |02   |            |       |       |            |   |            |
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Empl. Stock Options (R|19.25   |11/25|M   |-|-- 6.500   |A,D|4/7/9|10/7/|Common Stock|6,500  |--     |0           |   |            |
ights to Buy)(7)      |        |/96  |    |-|           |   |2-95 |01   |            |       |       |            |   |            |
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Empl. Stock Options (R|37.88   |10/13|A   |V|26,000     |A  |4/13/|10/13|Common Stock|26,000 |--     |26,000      |D  |--          |
ights to Buy)(7)      |        |/96  |    | |           |   |97-00|/06  |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Held as custodian for three minor sons. (2) Held in trust pursuant to Harnischfeger Industries, Inc. ("HII") II
Employee Savings Plan.   These shares are held in the participants 401(K)
account under the Plan.  The Plan is a
unitized plan and as a result each participant is allocated a certain number of units representing that participant's proportionate share of the HII stock fund. The number reported represents the units allocated to the participant's account as of 10/31/96. (3) Held in "rabbi" trust pursuant to the HII Executive Incentive Plan ("EIP"). Acquisition of
shares under the Plan's automatic dividend reinvestment feature.   (4) Held in
trust pursuant to HII Employee Savings
Plan.  Shares acquired under the plan's automatic dividend reinvestment feature
at then current market prices.   The
number reported represents the units allocated to the participant's profit
sharing account as of 10/31/96.   (5) Held
in "rabbi" trust pursuant to the HII Supplemental Retirement and Stock Funding Plan ("SRP"). Acquisition of shares
under the Plan's automatic dividend reinvestment feature.   (6)  Grant of
"restricted" stock under the HII 1988
Incentive Stock Plan ("1988 Plan") in connection with cancellation of
employment contract rights.   (7)   Options
granted under the 1988 Plan. Options under the plan become exercisable in 25% increments at four 12 month intervals commencing 6 months from the date of grant and expire 10 years after the date of grant.
SIGNATURE OF REPORTING PERSON
                  /s/  Francis M. Corby, Jr.
DATE
12/10/96